APx Acquisition Corp. I Juan Salvador Agraz 65 Contadero, Cuajimalpa de Morelos 05370, Mexico City, Mexico December 2, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Howard Efron, Isaac Esquivel, Ronald (Ron) E. Alper and Brigitte Lippmann

Re:	APx Acquisition Corp. I Registration Statement on Form S-1, as amended (File No. 333-261247)

Dear Mr. Efron, Mr. Esquivel, Mr. Alper and Mrs. Lippmann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on December 6, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Maurice Blanco of Davis Polk & Wardwell LLP at (212) 450-4086 and Pedro J. Bermeo of David Polk & Wardwell LLP at (212) 450-4091 with any questions or comments with respect to this letter.

Sincerely,

APx Acquisition Corp. I

By:	/s/ Xavier Martinez
Name: Xavier Martinez
Title: Chief Financial Officer

Via EDGAR

CC:	Maurice Blanco, Davis Polk & Wardwell LLP
Pedro J. Bermeo, Davis Polk & Wardwell LLP